File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

04 MAR -9 AM 7:21

03 March 2004

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

04010394

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents, either by return of the enclosed copy letter or by email to Gemma.Knowles@stplc.com

Yours faithfully,

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

Gemma Knowles
Company Secretarial Assistant

Encl.

dlo 3/9

04 MAR -9 AM 7:21

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

03 March 2004

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents, either by return of the enclosed copy letter or by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

Encl.

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Document Details	Category	Document Date	Document released to: LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
Notification of Directors Interests	SE Announcement	11-Feb-2004	✓				✓	Filed with SEC 11 February 2004
88(2) - Sharesave - 7,529 shares	Co House Forms	16-Feb-2004		✓				
EMTN - Pricing Supplement relating to issue (Severn Trent Water Utilities Finance Plc)	UKLA	09-Feb-2004	✓					
EMTN - Pricing Supplement relating to issue (Severn Trent Plc)	UKLA	27-Feb-2004	✓					
Press Release by DrKW - ST Plc mandates three banks to Lead Financing	Voluntary Ann	16-Feb-2004				✓		

Pricing Supplement dated 24 February 2004

04 MAR -9 AM 7:21

SEVERN TRENT Plc

Issue of JPY 1,500,000,000 Floating Rate Notes due 2005
under the €2,500,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 25th July 2003. This Pricing Supplement is supplemental to and must be read in conjunction with such Offering Circular.

1.	(i)	Issuer:	Severn Trent Plc
	(ii)	Guarantor	Not Applicable
2.	(i)	Series Number:	56
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	Japanese Yen ("**JPY**")
4.		Aggregate Nominal Amount	
	(i)	Series:	JPY 1,500,000,000
	(ii)	Tranche:	JPY 1,500,000,000
5.	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount of the Tranche
	(ii)	Net proceeds:	JPY 1,500,000,000
6.		Specified Denominations:	JPY 100,000,000
7.	(i)	Issue Date	27 February 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.		Maturity Date:	The Specified Interest Payment Date falling in August, 2005 (which is expected to be 10 August 2005)
9.		Interest Basis:	3month JPY-LIBOR-BBA -0.04 per cent. Floating Rate (further particulars specified below)
10.		Redemption/Payment Basis:	Redemption at par
11.		Change of Interest or Redemption/ Payment Basis:	Not Applicable
12.		Put/Call Options:	Not Applicable
13.	(i)	Status of the Notes:	Senior

	(ii) Status of the Guarantee	Not Applicable
14.	Listing:	London
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note Provisions:	Not Applicable
17.	Floating Rate Note Provisions:	Applicable
	(i) Specified Periods/Specified Interest Payment Dates:	Interest will be paid quarterly in arrear on 10 February, 10 May, 10 August and 10 November in each year from and including 10 May 2004 to and including 10 August 2005, subject to adjustment in each case in accordance with the Modified Following Business Day Convention. There will be a short first coupon from and including the Issue Date to but excluding the Interest Payment Date falling on or around 10 May 2004 which shall be calculated on the basis of the straight line interpolated rate between 2 month JPY-LIBOR-BBA and 3 month JPY-LIBOR-BBA.
	(ii) Business Day Convention:	Modified Following Business Day Convention
	(iii) Additional Business Centre(s):	Not Applicable
	(iv) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(v) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Agent
	(vi) Screen Rate Determination:	Applicable
	-Reference Rate:	3 month JPY-LIBOR-BBA with the exception of the first Interest Period (as set out in item 17(i) above)
	-Interest Determination Date(s):	Second London business day prior to the start of each Interest Period
	-Relevant Screen Page:	Telerate Page 3750
	(vii) ISDA Determination:	Not Applicable
	(viii) Margin(s)	- 0.04 per cent. per annum
	(ix) Minimum Rate of Interest:	0.01 per cent. per annum
	(x) Maximum Rate of Interest:	Not Applicable
	(xi) Day Count Fraction:	Actual/360

	(xii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18.	Zero Coupon Note Provisions:	Not Applicable
19.	Index Linked Interest Note Provisions:	Not Applicable
20.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	Issuer Call:	Not Applicable
22.	Investor Put:	Not Applicable
23.	Final Redemption Amount:	Nominal Amount
24.	Early Redemption Amount:	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons or an event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	Not Applicable
25.	Put Event	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
27.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	Not Applicable

31.	Redenomination applicable:	Redenomination not applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	If syndicated, names of Managers:	Not Applicable
	Stabilising Manager (if any):	Not Applicable
	Dealer's Commission:	Not Applicable
34.	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
35.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
36.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
38.	Delivery:	Delivery against payment
39.	Additional Paying Agent(s) (if any):	Not Applicable
40.	ISIN:	XS0187378335
41.	Common Code:	018737833
42.	WKN:	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the details to list the Notes described herein pursuant to the listing of the Euro 2,500,000,000 Euro Medium Term Note Programme of Severn Trent plc and Severn Trent Water Utilities Finance plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....

Duly authorised

5 February 2004

Severn Trent Water Utilities Finance Plc

Issue of JPY 3,000,000,000 0.835 per cent. Notes due 9 February 2009
Guaranteed by Severn Trent Water Limited
under the €2,500,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Offering Circular dated 25 July 2003. This Pricing Supplement is supplemental to and must be read in conjunction with such Offering Circular.

1.	(i)	Issuer:	Severn Trent Water Utilities Finance Plc
	(ii)	Guarantor:	Severn Trent Water Limited
2.	(i)	Series Number:	55
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	Japanese Yen ("JPY")
4.		Aggregate Nominal Amount:	
	(i)	Series:	JPY 3,000,000,000
	(ii)	Tranche:	JPY 3,000,000,000
5.	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount of the Tranche
	(ii)	Net Proceeds:	JPY 3,000,000,000
6.		Specified Denominations:	JPY 100,000,000. The Notes may not be subdivided or reissued in a smaller denomination.
7.	(i)	Issue Date:	9 February 2004.
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.		Maturity Date:	9 February 2009, subject to adjustment for payment only in accordance with the Modified Following Business Day Convention
9.		Interest Basis:	0.835 per cent. Fixed Rate (further particulars specified below)
10.		Redemption/Payment Basis:	Redemption at par

11.	Change of Interest Basis or Redemption/ Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Senior
14.	Listing:	London
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	Applicable
	(i) Rate(s) of Interest:	0.835 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	9 February in each year, from and including 9 February 2005 to and including 9 February 2009, subject to adjustment for payment only in accordance with the Modified Following Business Day Convention
	(iii) Fixed Coupon Amount(s):	JPY 835,000 per JPY 100,000,000 in nominal amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	30E/360 (unadjusted)
	(vi) Determination Date(s):	Not Applicable
	(vii) Other method relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17.	**Floating Rate Note Provisions**	Not Applicable
18.	**Zero Coupon Note Provisions**	Not Applicable
19.	**Index Linked Interest Note Provisions**	Not Applicable
20.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	Issuer Call:	Not Applicable
22.	Investor Put:	Not Applicable

23.	Final Redemption Amount	Nominal Amount
24.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or method of calculating the same (if different from that set out in Condition 6(f)):	As per Condition 6(f)
25.	Put Event:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
27.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:		For the avoidance of doubt the Financial Centres are London and Tokyo
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30.	Details relating to Instalment Notes:		
	(i)	Instalment Amount(s):	Not Applicable
	(ii)	Instalment Date(s):	Not Applicable
31.	Redenomination applicable:		Not Applicable
32.	Other terms or special conditions:		Not Applicable

DISTRIBUTION

33.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of relevant Dealer:		Citigroup Global Markets Limited

35.	Whether TERFA D or TEFRA C rules applicable or TEFRA rules no not applicable:	TEFRA D
36.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
38.	Delivery:	Delivery against payment
39.	Additional Paying Agent(s) (if any):	Not Applicable

ISIN:	XS0185565370
Common Code:	018556537

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue the Notes described herein pursuant to the €2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....
Duly authorised

Signed on behalf of the Guarantor:

By: ....
Duly authorised

04 MAR -9 AM 7:21

+ + + Press Release + + + Press Release + + + Press Release + + +

Seven Trent Plc Mandates Three Banks to Lead Financing

London, February [ ]th, 2004 - Severn Trent, the Birmingham based environmental services group providing water, waste and utility services, has mandated three banks - The Bank of Tokyo Mitsubishi, Barclays Capital and Dresdner Kleinwort Wasserstein to refinance its existing syndicated loan facilities. Barclays Capital (co-ordinator) and Dresdner Kleinwort Wasserstein will act as Joint Bookrunners and The Bank of Tokyo Mitsubishi will act as Documentation and Facility Agent.

The existing syndicated facility was signed in 2000 and raised over £1,200 million to finance the acquisition of UK Waste. Severn Trent has since reduced the size of this facility and seeks, through the refinancing, to identify a group of relationship banks suited to the company's needs going forward.

Discussions with a small group of core relationship banks will begin soon.

Enquiries:

DrKW: Martin Bradley
+44 (0) 20 7475 5562

Note to Editors:

Severn Trent Plc is a FTSE 100 environmental services group. The Group, which includes Severn Trent Water Limited the regulated water business, Biffa, Severn Trent Laboratories and Severn Trent Services, generates revenues of £1.85 billion and employs more than 15,000 people across the UK, US and the rest of Europe. Severn Trent Plc's long-term senior unsecured debt rating by Standard & Poor's and Moody's is A- and A3 respectively.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	1 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	16	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5118	213	1575
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	£4.73p	£5.36p	£5.48p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 25.2.2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway

Worthing, West Sussex. BN99 6DA

ESP/ExC/LS/8980 Tel: 01903 833866

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	2 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
16	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2195		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each Share *(including any share premium)*	£5.68p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address Birmingham UK Postcode	Class of shares allotted Ordinary	Number allotted 7,529
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 25.2.2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/ExC/LS/8980 Tel: 01903 833866
DX number DX exchange

File Number 082-02819

SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

04 MAR -9 AM 7:21

06 January 2004

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents, either by return of the enclosed copy letter or by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

Encl.

Registered in England & Wales
Registration No. 2366619
Registered Office:

Document Details	Category	Document Date	Document released to: LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
Notifiable Interest of 3.05% of ISC held by Barclays Plc	SE Announcement	04-Dec-2003	✓				✓	Filed with SEC 4 December 2003
Interim Results Announcement	SE Announcement	09-Dec-2003	✓				✓	Filed with SEC 9 December 2003
Notification of Directors Interests	SE Announcement	23-Dec-2003	✓				✓	Filed with SEC 23 December 2003
88(2) - Sharesave - 10,474 shares	Co House Forms	04-Dec-2003		✓				
88(2) - Exercise of Executive Share Option - J Burrowes and T.D. Waterhouse Nominees - 10	Co House Forms	11-Dec-2003		✓				
88(2) - Exercise of Executive Share Option - T.D. Waterhouse Nominees - 3,428	Co House Forms	04-Dec-2003		✓				
288b - Resignation of Eric Anstee as Director	Co House Forms	15-Dec-2003		✓				
EMTN - Pricing Supplement relating to issue (Severn Trent Plc)	UKLA	01-Dec-2003	✓					
EMTN - Pricing Supplement relating to issue (Severn Trent Plc)	UKLA	01-Dec-2003	✓					
EMTN - Pricing Supplement relating to issue (Severn Trent Plc)	UKLA	10-Dec-2003	✓					
EMTN - Pricing Supplement relating to issue (Severn Trent Water Utilities Finance Plc)	UKLA	18-Dec-2003	✓					

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

04 MAR -9 AM 7:21

06 January 2004

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents, either by return of the enclosed copy letter or by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

Encl.

X:\Secretariat\Co Sec Department\SEC Listing\Monthly returns\Correspondence\E- SEC Letter - December 03 return - 05Jan04.doc

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full Severn Trent PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From	To
Day	11	
Month	12	
Year	2003	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,264	3,672	3,778
Nominal value of each share	65 5/19p	65.5/19p	65.5/19p
Amount (if any) paid or due on each share *(including any share premium)*	£6.25p	£6.25p	£6.88p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Mr Ivan Burrowes	Class of shares allotted	Number allotted
Address C/O Company Secretarial Dept.,	Ordinary	3,264
Severn Trent PLC, 2297 Coventry Road		
Birmingham UK Postcode B 2 6 3 P U		
Name T.D. Waterhouse Nominees (Europe) Ltd Desig: CESNOMS Part ID 277	Class of shares allotted	Number allotted
Address 210 Deansgate	Ordinary	7,450
MANCHESTER		
UK Postcode M 3 3 T D		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL 10,714	
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 18.12.2003.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./SW4609 Tel: 01903 833421
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

04 MAR -9 AM 7:21

Return of Allotment of Shares

CHFP083

Company Number	2366619
Company name in full	Severn Trent PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3428		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	625p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees /Europe/ Limited Design CESNOMS Part ID 277 Address 201 Deansgate Manchester UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 3,428
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 3,428

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 15.12.03.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/E4531 Tel: 01903 833436

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	1 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,903	1,369	192
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	473p	528p	536p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See Attached List Address UK Postcode	Class of shares allotted Ordinary	Number allotted 10,474
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 15.12.03

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway

Worthing, West Sussex. BN99 6DA

ESP/ExC/MS/8581 Tel: 01903 833692

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFP083

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,222	1,788	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each Share *(including any share premium)*	548p	568p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 15.12.03

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway

Worthing, West Sussex. BN99 6DA

ESP/ExC/MS/8581 Tel: 01903 833692

DX number DX exchange

SECRETARIAT

File number 082-02819

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP029

Company Number	2366619
Company Name in full	Severn Trent Plc

04 MAR -9 AM 7:

	Day	Month	Year
Date of termination of appointment	1 5	1 2	2 0 0 3

as director: X   as secretary: [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

*Style / Title	MR	*Honours etc	
Forename(s)	ERIC EDWARD		
Surname	ANSTEE		

	Day	Month	Year
†Date of Birth	0 1	0 1	1 9 5 1

A serving director, secretary etc must sign the form below.

Signed [signature]   **Date** 22.12.03

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

THE COMPANY SECRETARY, SEVERN TRENT PLC, 2297 COVENTRY ROAD, BIRMINGHAM, B26 3PU

Tel

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

18th December, 2003

Severn Trent Water Utilities Finance PLC

Issue of USD20,000,000 Floating Rate Note due 18th December, 2008
Guaranteed by Seven Trent Water Limited
under the €2,500,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Offering Circular dated 21st January, 2003. This Pricing Supplement is supplemental to and must be read in conjunction with such Offering Circular.

1.	(i) Issuer:	Seven Trent Water Utilities Finance Plc
	(ii) Guarantor:	Seven Trent Water Limited
2.	(i) Series Number:	52
	(ii) Tranche Number:	
3.	Specified Currency or Currencies:	United States Dollars ("USD")
4.	Aggregate Nominal Amount:	
	(i) Series:	USD20,000,000
	(ii) Tranche:	USD20,000,000
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denomination:	USD1,000,000
7.	Issue Date and Interest Commencement Date:	18th December, 2003
8.	Maturity Date:	18th December, 2008
9.	Interest Basis:	6 month USD-LIBOR-BBA + 0.31 per cent. Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Senior
14.	Listing:	None
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	Not Applicable
17.	**Floating Rate Note Provisions**	Applicable
(i)	Specified Period(s)/Specified Interest Payment Dates:	Every 18th June and 18th December in each year from (and including) 18th June, 2004 to (and including) 18th December, 2008 (the Maturity Date)
(ii)	Business Day Convention:	Modified Following Business Day Convention
(iii)	Additional Business Centre(s):	London, New York and Tokyo
(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	ISDA Determination
(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Not Applicable
(vi)	Screen Rate Determination:	
	- Reference Rate:	Not Applicable
	- Interest Determination Date:	Not applicable
	- Relevant Screen Page:	Not Applicable
(vii)	ISDA Determination:	
	- Floating Rate Option:	USD-LIBOR-BBA
	- Designated Maturity:	6 months
	- Reset Date:	The first day of each Interest Period
(viii)	Margin(s):	+ 0.31 per cent.
(ix)	Minimum Rate of Interest:	Not Applicable
(x)	Maximum Rate of Interest:	Not Applicable
(xi)	Day Count Fraction:	Actual/360
(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18.	**Zero Coupon Note Provisions**	Not Applicable
19.	**Index-Linked Interest Note Provisions**	Not Applicable
20.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	Issuer Call	Not Applicable
22.	Investor Put Option	Not Applicable
23.	Final Redemption Amount	Par
24.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	Condition 6(f) applies
25.	Put Event:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for definitive Notes only upon an Exchange Event
27.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London, New York and Tokyo
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment	Not Applicable
30.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
31.	Redenomination applicable:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of relevant Dealer:	Shinkin International Ltd
35.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D rules apply
36.	Additional Selling Restrictions:	Not Applicable

OPERATIONAL INFORMATION

37.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
38.	Delivery:	Delivery against of payment
39.	Additional Paying Agent(s) (if any):	Not Applicable
	ISIN:	XS0182674977
	Common Code:	18267497

Responsibility

The Issuer and the Guarantor accept responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ______________________
Duly Authorised

Signed on behalf of the Guarantor:

By: ______________________
Duly Authorised

If the applicable Pricing Supplement specifies any modifications to the Terms and Conditions of the Notes as described herein, it is envisaged that, to the extent that such modifications relates only to Conditions 1, 4, 5, 6, (except 6(b)), 10, 11, 12, 13 (insofar as Notes are not listed or admitted to trade on any stock exchange) or 15, they will not necessitate the preparation of supplementary Listing Particulars. If the Terms and Conditions of the Notes of any Series are to be modified in any other respect a supplementary Listing Particulars will be prepared, if appropriate.

PRICING SUPPLEMENT

10 December 2003

Severn Trent Plc

**Issue of USD 10,000,000 Floating Rate Notes due 2008
under the €2,500,000,000
Euro Medium Term Note Programme**

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Offering Circular dated 25 July 2003. This Pricing Supplement is supplemental to and must be read in conjunction with such Offering Circular.

1.	(i)	Issuer:	Severn Trent Plc
	(ii)	Guarantor:	Not Applicable
2.	(i)	Series Number:	51
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		United States Dollars ("**USD**")
4.	Aggregate Nominal Amount:		
	(i)	Series:	USD 10,000,000
	(ii)	Tranche:	USD 10,000,000
5.	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount of the Tranche
	(ii)	Net proceeds:	USD 10,000,000
6.	Specified Denominations:		USD 100,000
7.	(i)	Issue Date:	12 December 2003
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8.	Maturity Date:	12 December 2008
9.	Interest Basis:	3 month USD LIBOR + 0.375 per cent. per annum Floating Rate *(further particulars specified below)*
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/ Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Not Applicable
14.	Listing:	London
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	Not Applicable
17.	**Floating Rate Note Provisions**	Applicable
	(i) Specified Period(s)/Specified Interest Payment Dates:	12 March, 12 June, 12 September and 12 December in each year
	(ii) Business Day Convention:	Modified Following Business Day Convention
	(iii) Additional Business Centre(s):	New York
	(iv) Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
	(v) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Not Applicable

(vi) Screen Rate Determination:		
	- Reference Rate:	3 month USD LIBOR
	- Interest Determination Date(s):	Second London Business Day prior to the start of each Interest Period
	- Relevant Screen Page:	Telerate Page 3750
	(vii) ISDA Determination:	
	- Floating Rate Option:	Not Applicable
	- Designated Maturity:	Not Applicable
	- Reset Date:	Not Applicable
	(viii) Margin(s):	+ 0.375 per cent. per annum
	(ix) Minimum Rate of Interest:	Not Applicable
	(x) Maximum Rate of Interest:	Not Applicable
	(xi) Day Count Fraction:	Actual/360
	(xii) Fall back provision, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Terms and Conditions:	Not Applicable
18.	**Zero Coupon Note Provisions**	Not Applicable
19.	**Index Linked Interest Note Provisions**	Not Applicable
20.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	Issuer Call:	Not Applicable
22.	Investor Put:	Not Applicable

23.	Final Redemption Amount	Nominal Amount
24.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	Condition 6(f) applies
25.	Put Event:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes on an Exchange Event
27.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	New York
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
31.	Redenomination applicable:	Redenomination not applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of relevant Dealer:		The Royal Bank of Scotland plc
35.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:		TEFRA D
36.	Additional selling restrictions:		Not Applicable

OPERATIONAL INFORMATION

37.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
38.	Delivery:	Delivery against payment
39.	Additional Paying Agent(s) (if any):	Not Applicable

ISIN:	XS0181860635
Common Code:	018186063

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the ε2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....
Duly authorised

Pricing Supplement dated 1 December 2003

04 MAR -9 AM 7:21

SEVERN TRENT Plc

Issue of JPY 1,000,000,000 Floating Rate Notes due 2005
under the €2,500,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 21st January, 2003. This Pricing Supplement is supplemental to and must be read in conjunction with such Offering Circular.

1.	(i)	Issuer:	Severn Trent Plc
	(ii)	Guarantor	Not Applicable
2.	(i)	Series Number:	50
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	Japanese Yen ("**JPY**")
4.		Aggregate Nominal Amount	
	(i)	Series:	JPY 1,000,000,000
	(ii)	Tranche:	JPY 1,000,000,000
5.	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount of the Tranche
	(ii)	Net proceeds:	JPY 1,000,000,000
6.		Specified Denominations:	JPY 50,000,000
7.	(i)	Issue Date	3rd December, 2003
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.		Maturity Date:	The Specified Interest Payment Date falling in May, 2005 (which is expected to be 11 May, 2005)
9.		Interest Basis:	JPY-LIBOR-BBA Floating Rate (further particulars specified below)
10.		Redemption/Payment Basis:	Redemption at par
11.		Change of Interest or Redemption/ Payment Basis:	Not Applicable
12.		Put/Call Options:	Not Applicable
13.	(i)	Status of the Notes:	Senior

	(ii) Status of the Guarantee	Not Applicable
14.	Listing:	London
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note Provisions:	Not Applicable
17.	Floating Rate Note Provisions:	Applicable
	(i) Specified Periods/Specified Interest Payment Dates:	Interest will be paid quarterly in arrear on 11 February, 11 May, 11 August and 11 November in each year from and including 11 February, 2004 to and including 11 May, 2005, subject to adjustment in each case in accordance with the Modified Following Business Day Convention. There will be a short first coupon from and including the Issue Date to but excluding the Interest Payment Date falling on or around 11 February, 2004 which shall be calculated on the basis of the straight line interpolated rate between 2 month JPY-LIBOR-BBA and 3 month JPY-LIBOR-BBA.
	(ii) Business Day Convention:	Modified Following Business Day Convention
	(iii) Additional Business Centre(s):	Not Applicable
	(iv) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(v) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Agent
	(vi) Screen Rate Determination:	Applicable
	-Reference Rate:	3 month JPY-LIBOR-BBA with the exception of the first Interest Period (as set out in item 17(i) above)
	-Interest Determination Date(s):	Second London business day prior to the start of each Interest Period
	-Relevant Screen Page:	Telerate Page 3750
	(vii) ISDA Determination:	Not Applicable
	(viii) Margin(s)	Not Applicable
	(ix) Minimum Rate of Interest:	0.01% per cent. per annum
	(x) Maximum Rate of Interest:	Not Applicable
	(xi) Day Count Fraction:	Actual/360
	(xii) Fall back provisions, rounding provisions, denominator and any	Not Applicable

	other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	
18.	Zero Coupon Note Provisions:	Not Applicable
19.	Index Linked Interest Note Provisions:	Not Applicable
20.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	Issuer Call:	Not Applicable
22.	Investor Put:	Not Applicable
23.	Final Redemption Amount:	Nominal Amount
24.	Early Redemption Amount:	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons or an event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	Not Applicable
25.	Put Event	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes on 60 days' notice only upon an Exchange Event
27.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	Not Applicable
31.	Redenomination applicable:	Redenomination not applicable

32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	If syndicated, names of Managers:	Not Applicable
	Stabilising Manager (if any):	Not Applicable
	Dealer's Commission:	Not Applicable
34.	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
35.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
36.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
38.	Delivery:	Delivery against payment
39.	Additional Paying Agent(s) (if any):	Not Applicable
40.	ISIN:	XS0181757112
41.	Common Code:	018175711
42.	WKN:	A0AASE

LISTING APPLICATION

This Pricing Supplement comprises the details to list the Notes described herein pursuant to the listing of the Euro 2,500,000,000 Euro Medium Term Note Programme of Severn Trent plc and Severn Trent Water Utilities Finance plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....

Duly authorised

1 December 2003

Severn Trent Plc

Issue of €20,000,000 Floating Rate Notes due September 2006 under the €2,500,000,000 Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 25th July, 2003. This Pricing Supplement is supplemental to and must be read in conjunction with such Offering Circular.

1.	Issuer:		Severn Trent Plc
2.	(i)	Series Number:	49
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("€")
4.	Aggregate Nominal Amount:		
	(i)	Series:	€20,000,000
	(ii)	Tranche:	€20,000,000
5.	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount of the Tranche
	(ii)	Net proceeds:	€20,000,000
6.	Specified Denominations:		€100,000
7.	Issue Date and Interest Commencement Date:		1 December 2003
8.	Maturity Date:		Interest Payment Date falling in or nearest to September 2006
9.	Interest Basis:		EURIBOR plus 0.22 per cent. Floating Rate *(further particulars specified below)*
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest Basis or Redemption/ Payment Basis:		Not Applicable

12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Listing:	London
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note Provisions		Not Applicable
17.	Floating Rate Note Provisions		Applicablé
	(i)	Specified Period(s)/Specified Interest Payment Dates:	Quarterly in arrear, on 1 March, 1 June, 1 September and 1 December in each year, from and including 1 March 2004, to and including the Maturity Datc
	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Additional Business Centre(s):	Not Applicable
	(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
	(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Not Applicable
	(vi)	Screen Rate Determination:	
	–	Reference Rate:	3 month EUR-EURIBOR-Telerate
	–	Interest Determination Date(s):	Two TARGET business days prior to the start of each Interest Period
	–	Relevant Screen Page:	Moneyline Telerate 248
	(vii)	ISDA Determination:	
	–	Floating Rate Option:	Not Applicable
	–	Designated Maturity:	Not Applicable
	–	Reset Date:	Not Applicable
	(viii)	Margin(s):	Plus 0.22 per cent. per annum

	(ix)	Minimum Rate of Interest:	Not Applicable
	(x)	Maximum Rate of Interest:	Not Applicable
	(xi)	Day Count Fraction:	Actual/360
	(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As set out in the Conditions
18.	Zero Coupon Note Provisions		Not Applicable
19.	Index Linked Interest Note Provisions		Not Applicable
20.	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	Issuer Call:	Not Applicable
22.	Investor Put:	Not Applicable
23.	Final Redemption Amount	Nominal Amount
24.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	As set out in Condition 6(f)
25.	Put Event:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
27.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable

28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
31.	Redenomination applicable:	Redenomination not applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of relevant Dealer:	Barclays Bank PLC
35.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D applicable
36.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
38.	Delivery:	Delivery against payment
39.	Additional Paying Agent(s) (if any):	Not Applicable

ISIN:	XS0181496991 6
Common Code:	181496991

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the €2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....

Duly authorised